[Letterhead of Sutherland Asbill & Brennan LLP]

March 29, 2012

VIA EDGAR

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Full Circle Capital Corporation Registration Statement on Form N-2 filed March 23, 2012

Dear Mr. Rupert:

On behalf of Full Circle Capital Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on March 23, 2012 (File No. 333-180321) (the “Shelf Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Shelf Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-166302) (the “Prior Registration Statement”), initially filed with the Commission on April 26, 2010 and declared effective, as amended, on August 31, 2010, which Prior Registration Statement related to the initial public offering of the Company’s common stock, except for (i) disclosure relating to the delayed or continuous offering of the Company’s common stock in reliance on Rule 415 under the Securities Act of 1933, as amended, in place of disclosure regarding the Company’s initial public offering pursuant to the Prior Registration Statement, (ii) the inclusion of audited financial statements and related financial data for the fiscal year ended June 30, 2011, and (iii) the inclusion of unaudited financial statements and related financial data for the interim period ended December 31, 2011.

Mr. Kevin Rupert

March 29, 2012

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: John J. Mahon